Exhibit 23.4

Independent Accountants’ Consent

To the Managing Board of Euronext N.V.

Beursplein 5

1012 JW AMSTERDAM

We consent to the incorporation by reference herein in Registration Statement in Form S-8 of NYSE Euronext of our report dated March 22, 2007 with respect to the consolidated balance sheets of Euronext N.V., Amsterdam, The Netherlands and its subsidiaries as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, which appears in Form 8-K of NYSE Euronext dated March 26, 2007.

Our report refers to the adoption of IFRS 3 “Business combinations” and the related changes to IAS 36 “Impairment of assets” and IAS 38 “Intangible assets” for all business combinations agreed on or after March 31, 2004. Starting January 1, 2005, Euronext no longer amortizes goodwill relating to acquisitions made before March 31, 2004. As of January 1, 2005 Euronext also adopted IFRS 5 “Non-current assets held for sale and Discontinued Operations”. As of January 1, 2006, Euronext adopted the amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates” on net investments in foreign operations and the “fair value option” amendment to IAS 39 “Financial Instruments: Recognition and Measurement”.

Our report also states that International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles, and that information relating to the nature and effect of such differences is presented in Note 3.12 to the consolidated financial statements.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

4 April 2007